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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45164

SEC Mail Processing

FEB 16 2022

Washington, DC

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/21____ AND ENDING ____12/31/21____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Riedl First Securities Company of Kansas

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____1841 North Rock Road Court, Suite 400____
                        (No. and Street)

____Wichita____   ____Kansas____   ____67206-4213____
     (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Caesar Naftzger   316-265-9341 riedlcn@riedlfirstsecurities.net
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Samyn & Martin, LLC____
(Name – if individual, state last, first, and middle name)

7285 W. 132nd St, Suite 210   Overland Park   Kansas   66213
(Address)   (City)   (State)   (Zip Code)

____09/13/16____   6303
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Caesar A. Naftzger___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Riedl First Securities Company of Kansas___, as of ___December 31___, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANIS L. JANSEN
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 4/24/22

Signature: _Caesar A. Naftzger_

Title: ___President/CEO___

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*




SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Riedl First Securities Company of Kansas (the "Company") as of December 31, 2021, the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1 (Schedule I) and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3(exemption)(Schedule II) have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1 and Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Samyn & Martin, LLC

Samyn & Martin, LLC

We have served as the Company's auditor since 2016.

Overland Park, Kansas

February 10, 2022

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities Company of Kansas
Statement of Financial Condition
December 31, 2021

Assets		
Current assets:		
Cash and cash equivalents	$	127,748
Commissions receivable		63,092
Other receivables		481,110
Prepaid expenses		8,435
Securities owned, trading accounts, at market:		
Corporate bonds		90,209
Total current assets		770,594
Premises and equipment:		
Operating lease right-to-use asset		233,967
Property and equipment, net of		
accumulated depreciation of $117,117		53,024
		286,991
	$	1,057,585
Liabilities & Shareholder's Equity		
Current liabilities:		
Operating lease liability - current portion	$	51,534
Accounts payable		13,767
Due to clearing organization		90,000
Accrued payroll and payroll taxes		36,185
Total current liabilities		191,486
Long-term liabilities:		
Operating lease liability		182,433
		182,433
Commitments:		
Shareholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized,		
87,000 issued and outstanding		87,000
Additional paid-in capital		43,621
Retained earnings		553,045
Total shareholder's equity		683,666
	$	1,057,585

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Operations
For the Year Ended December 31, 2021

Revenues:		
Commissions income	$	1,293,628
Trading income		(23,981)
Interest and other income		22,518
		1,292,165
Expenses:		
Advertising		1,360
Clearing charges		126,475
Computer services		14,836
Contract labor		2,467
Depreciation		5,490
Dues and subscriptions		51,423
Insurance - group		24,579
Insurance - general		4,113
Janitorial		5,118
Legal & accounting		30,009
License and fees		32,822
Payroll		873,320
Postage		5,206
Printing		2,106
Promotional		8,643
Rent		49,516
Supplies - office		10,389
Taxes - payroll		41,412
Telephone		6,350
Utilities		5,682
Other general and administrative		6,072
		1,307,388
Income (loss) from operations		(15,223)
Other income and expense:		
Interest expense		(9,756)
SBA PPP loan forgiveness		106,800
		97,044
Provision for income tax expense		-
Net income (loss)	$	81,821

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2021

	COMMON STOCK	PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Retained earnings - December 31, 2020	$ 87,000	$ 43,621	$ 471,224	$ 601,845
Dividends paid			-	-
Net income (loss)			81,821	81,821
Retained earnings - December 31, 2021	$ 87,000	$ 43,621	$ 553,045	$ 683,666

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement Of Cash Flows
For the Year Ended December 31, 2021

Operating activities:		
Net income (loss)	$	81,821
Adjustments to reconcile net loss to cash		
flows used in operating activities:		
Depreciation		5,490
SBA PPP loan forgiveness		(106,800)
Change in assets and liabilities:		
Commissions receivable		41,975
Other receivables		2,021
Securities owned, trading accounts, at market		(21,975)
Prepaid expenses		(306)
Accounts payable		1,003
Due to clearing organization		21,709
Accrued payroll and payroll taxes		(13,637)
Cash provided by operating activities		11,301
Investing activities:		
Purchase of equipment		(1,428)
Cash used in investing activities		(1,428)
Financing activities:		
Dividends paid		-
Cash provided by financing activities		-
Increase in cash		9,873
Cash, December 31, 2020		117,875
Cash, December 31, 2021	$	127,748
Supplemental cash flow information:		
Interest paid	$	9,756
Income tax paid	$	-

See notes to financial statements.

Riedl First Securities Company of Kansas
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2021

There were no liabilities subordinated to the claims of creditors at the beginning of, end of or at any time during the year ended December 31, 2021.

See notes to financial statements.

Riedl First Securities Company of Kansas
Notes to Financial Statements
December 31, 2021

1.　　**Description of Business and Summary of Significant Accounting Policies**

Description of Business

Riedl First Securities Company of Kansas (the "Company") is a securities broker-dealer which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of the customer funds and securities with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In accordance with the regulations of The Securities and Exchange Act of 1934, the Company is registered with the Securities and Exchange Commission (SEC). The Company is also registered with and is a member of the Financial Industry Regulatory Authority (FINRA). This is a self-regulating body formed by the industry to protect its members and the investing public. The Company is also a member of the Securities Investor Protection Corporation (SIPC), a non-profit membership corporation that protects customers of broker-dealers registered with the SEC.

Revenue Recognition

Revenue from proprietary securities transactions in regular-way trades are recorded on a gross basis on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities and commodities transactions are recorded on a settlement date basis with related commission income and expense reported on a settlement date basis. Interest and other income are recognized when earned. Expenses are recorded when the obligation is incurred.

The Company has adopted ASC 606. Pursuant to ASC 606, the Company's core principle for revenue recognition is to "depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." The Company recognizes revenue when it satisfies its obligations under a contract by closing private placement transactions or when serving as a financial adviser for a closed transaction.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from those estimates, but management does not believe such

differences will materially affect the Company's financial position, results of operations, or cash flows.

Commissions and Other Receivables
Commissions and other receivables are carried on a gross basis, with no discounting, less the allowance for doubtful accounts and include commissions earned and cash on deposit with clearing organizations. No allowance for doubtful accounts is recognized at the time the revenue, which generates the accounts receivable, is recognized. Management estimates the allowance for doubtful accounts based on existing economic conditions, the financial conditions of the clearing organizations, and the amount and the age of past due accounts. Receivables are considered past due if full payment is not received by the contractual due date. Past due accounts are generally written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. As of December 31, 2021, there was no allowance for doubtful accounts.

Lease Accounting
In February 2016, the FASB issued new guidance related to accounting for leases (ASU 2016-02). The new guidance and subsequent amendments require the recognition of assets and liabilities on the statement of financial condition related to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with the previous guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease primarily depend upon its classification as a finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. The Company adopted this guidance on April 1, 2019 with the signing of the 1st office lease amendment. The impact of adopting this guidance as of April 1, 2019 was a gross-up of our assets and liabilities of $366,736 each, due to the recognition of right-to-use assets and lease liabilities related to the 1st office lease amendment operating lease. The adoption had no effect on our results of operations, cash flows, or regulatory net capital.

Property and Equipment
Property and equipment are carried at cost. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the life of the respective assets, are charged against earnings in the period in which they are incurred. Major classes of property and equipment consist of equipment $22,408, furniture $38,514, and leasehold improvements $109,219. Depreciation is calculated on accelerated methods using estimated useful lives of five to thirty-nine years. Depreciation expense was $5,490 for the year ended December 31, 2021.

Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived asset to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. The Company determined that as of

December 31, 2021, there had been no impairment in the carrying value of long-lived assets.

Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 ("ASC 740-10-25"). Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. See footnote six for further details.

Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less to be a cash equivalent.

Concentrations

During the year ended December 31, 2021, all of the Company's revenues were produced by three individuals with the top two producing 88% and 11% respectively.

Financial Instruments

The carrying value of the Company's balance sheet accounts approximate fair value because of the short-term maturity of these instruments. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. See footnote five for further details.

2. **Long-Term Debt**

On April 5, 2020, the Company entered into a potentially forgivable loan from U.S. Small Business Administration in the aggregate amount of $106,800 (Loan), pursuant to the Paycheck Protection Program (PPP) under Division A, Title 1 of the Coronavirus Aid, Relief and Economic Securities Act (CARES Act), which was enacted March 27, 2020. The Loan was scheduled to mature on April 5, 2022 and bore an interest rate of 1.00% per annum with deferral of interest and principal payments to either (1) the date the SBA remits the borrower's loan forgiveness amount to the lender or (2) the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. The Company received notice from the SBA that the entire loan and accrued interest were used appropriately, and all amounts were fully forgiven on January 27, 2021.

3. Commitments, Contingencies, and Guarantees

At December 31, 2021, the Company had not entered into any purchase or sales commitments. As of December 31, 2021, the Company had no commitments, contingencies or guarantees other than those noted below:

The Company's current office space lease runs through March 31, 2026. The annual minimum payments under these leases are as follows:

	Total
2022	$ 59,954
2023	59,954
2024	59,954
2025	59,954
2026	14,989
Total	$254,805

Rent expense for the year ended December 31, 2021 was $49,516.

4. Net Capital Requirements and SIPC Assessment

The Securities and Exchange Commission Rule 15c 3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The Company's net capital requirement is $100,000. At December 31, 2021, the Company had net capital of $619,837 and an aggregate indebtedness to net capital of 8.06%.

5. Fair Value Measurements

The Company adopted ASC Topic 820-10 at the beginning of 2009 to measure the fair value of certain of its financial assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in

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markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability. The Company has no level 3 assets or liabilities.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Fair Value
Securities owned	-	$ 90,209	-	$ 90,209

6. **Income Taxes**

As of December 31, 2021, the Company has a deferred tax asset of $41,824. The Company took a valuation allowance of $41,824 as of December 31, 2021. The Company does not believe the net operating losses and charitable contribution carryovers will be used in future years. The tax years that remain subject to examination by tax jurisdictions are 2021, 2020, 2019, and 2018.

7. **Off-Balance Sheet Risk**

The Company's commission revenue results from customer transactions introduced solely through its clearing organization. The clearing organization assumes the responsibility for execution, clearance, collection, and delivery, including all recordkeeping requirements, in relation to the Company's customers' transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that such customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses incurred to the Company. The Company has in place controls to minimize this risk through monitoring credit worthiness of its customers and monitoring the proper execution of transactions by the clearing organization.

8. **Employee Benefit Plans**

The Company provides a Salary Reduction Simplified Employee Pension (SARSEP) plan for our employees. This plan allows participants to make contributions by salary reductions pursuant to Section 408(k) of the Internal Revenue Code. Employees are eligible to participate in the plan immediately. Employees are able to defer the lesser of 25% of pay or the maximum allowable deferral amount pursuant to the Internal Revenue Code. Their contributions to the plan are vested immediately. The Company does not make matching contributions to the plan.

9. **Subsequent Events**

The Company has evaluated all subsequent events through February 10, 2022, the date the financial statements were issued, and had no events to record or disclose.

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Supplemental Information

Pursuant to Rule 17a-5 of the Securities
Exchange Act of 1934

Riedl First Securities Company of Kansas
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and
** Exchange Commission**
December 31, 2021

Net Capital:
    Total shareholder's equity $ 683,666

    Ownership equity not allowable for net capital:
        Prepaid expenses   8,435
        Office furniture and equipment, net   53,024

        Net capital before haircuts on investments   622,207
        Haircuts on investments   1,810
        Undue concentration   560

    Net capital $ 619,837

Aggregate indebtedness $ 49,952

Computation of Basic Net Capital Requirement
    Minimum net capital required $ 100,000

    Excess of net capital $ 519,837

Ratio : aggregate indebtedness to net capital   0.0806   to 1

Statement pursuant to Rule 17a-5(d)(4)

A reconciliation of the company's computation of net capital as reported was
prepared to show that no material differences exist between the Company's
computation of net capital included in its unaudited Form X-17A-5 Part II and
the computation contained herein.

Riedl First Securities Company of Kansas

Schedule II - Computation of Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

Statement of Assessment and Payments to SIPC



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of

Riedl First Securities Company of Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (the "SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Riedl First Securities Company of Kansas (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Samyn & Martin, LLC

Samyn & Martin, LLC

Overland Park, Kansas

February 10, 2022

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525

Riedl First Securities Company of Kansas
Schedule of Assessment and Payments to the SIPC
For the Year Ended December 31, 2021

Total Revenue
    January to June 2021 $ 784,949
    July to December 2021   614,017 $ 1,398,966

Additions
    January to June 2021   -
    July to December 2021   23,981 $ 23,981

Deductions
    January to June 2021   72,659
    July to December 2021   78,257   150,916

Interest Expense
    January to June 2021   4,726
    July to December 2021   5,029   9,755

Total Deductions   160,671

SIPC Net Operating Revenues $ 1,262,276

General Assessment @ .0015 $ 1,893

Total due for the year ended December 31, 2021 $ 1,893

July 14, 2021 payment to SIPC $ 1,061
January 18, 2022 payment to SIPC   832

Total paid for the year ended December 31, 2021 $ 1,893

Exemption Review Report



SAMYN & MARTIN, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Riedl First Securities Company of Kansas

We have reviewed management's statements, included in the accompanying SEA Rule 17a-5(d)(4) Exemption Report, in which (1) Riedl First Securities Company of Kansas (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Samyn & Martin, LLC

Samyn & Martin, LLC
Overland Park, Kansas
February 10, 2022

Certified Public Accountants & Consultants
7285 West 132nd Street, Suite 210
Overland Park, KS 66213
Phone: (913) 356-6500
Fax: (913) 356-6525



Riedl First Securities
COMPANY OF KANSAS

Serving corporate and
personal investors since 1916


1841 N. Rock Rd. Ct. Ste 400
Wichita, KS 67206-4213
Tel (316) 265-9341
   (800) 365-9341
Fax (316) 265-0215


January 4, 2022

U.S. Securities and Exchange Commission
1801 California Street, Suite 1500
Denver, CO 80202-2656

RE: SEA Rule 17a-5(d)(4) Report

To Whom It May Concern:

Pursuant to the referenced rule, Riedl First Securities Company of Kansas (SEC#8-45164), under the provisions of 17C.F.R. .15c3-3(k)(2)(ii). Our firm is an introducing broker or dealer who clears all our securities transactions through RBC Clearing & Custody, the clearing broker or dealer which carries the accounts of our customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer. Our agreement and arrangements have been in place with RBC Clearing & Custody since 1993 and certainly for the most recent fiscal year.

With respect to any and all customer funds/checks that we are presented, all checks are payable to RBC Clearing & Custody, not to Riedl First Securities Company of Kansas or any other entity or person, and we deposit those checks directly on the RBC Clearing & Custody/U.S. Bank remote electronic deposit system.

If we receive customer stock or bond certificates, we deliver to RBC Clearing & Custody by overnight delivery. We do not prepare or provide any kind of statements to or for our customers.

Riedl First Securities Company of Kansas has met the exemption provisions throughout the most recent fiscal year without exceptions.

The foregoing statements are true to the best of my belief and knowledge.

Respectfully Submitted,

Caesar A. Naftzger
President and CEO



Account Portfolio protected for the Full Net Asset Value of Each Account